Exhibit 3.18

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

SUN NETWORK GROUP, INC.

Document Number of Corporation L72278

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted:

ARTICLE III

The Corporation is authorized to issue 2,500,000,000 shares of common stock.

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

THIRD: The date of each amendment’s adoption: July 27, 2004

FOURTH: The Amendment(s) was adopted by the Board of Directors without shareholder action and shareholder action was not required.

Signed this 27th day of July, 2004

/s/ T. Joseph Coleman,

Chairman, President and CEO